Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 000-22366

Subject Company: LTX Corporation

Commission File No.: 000-10761

CREDENCE SYSTEMS CORPORATION
Domenick De Robertis Senior Managing Director email: ddr@altmangroup.com www.altmangroup.com	PRELIMINARY VOTE STATUS	1200 Wall Street West, 3rd Floor Lyndhurst, NJ 07071 201-806-2211 Phone 201-460-0050 Fax

Special Meeting Date:	8/28/2008	Voting Update Report as of: 8/14/2008		5:38 PM

ATTN.: Colin Savoy	colin_savoy@credence.com	ATTN.: Casey Eichler	casey@credence.com	Eastern Time

ATTN.: Mike DiSanto	MDiSanto@mofo.com	ATTN.: Kim Frank	kim@corp-growth.com

ATTN.: Amie Peters	Apeters@mofo.com

	FOR		AGAINST		ABSTAIN
PROPOSALS	SHARES	% of O/S	SHARES	% of O/S	SHARES	% of O/S
Proposal 1: To Adopt the Agreement and Plan of Merger with LTX Corporation	9,663,036	9.43%	661,451	0.65%	121,626	0.12%	Non-Routine

Proposal 2: To Approve any Motion to Adjourn	9,528,933	9.30%	733,440	0.72%	183,740	0.18%	Non-Routine

					QUORUM:	10.19%

Total Affirmative Shares Remaining Required For Prop 1 Approval:			41,586,662	40.57%

Total Shares Outstanding as of Record Date:			102,499,393

The following list of shareholders is based on the most recent 13F data available. As Institutional Investors are identified by TAG, they will be indicated below.

Largest Shareholders	Prop 1	Prop 2	Notes
Wells Capital Management				9,443,531	9.2%
Renaissance Technologies Corp.				8,985,586	8.8%
Barclays Global Investors				8,569,221	8.4%
DFA - Dimensional Fund Advisors				8,061,983	7.9%
Putnam Investment Management				4,302,373	4.2%
FMR - Fidelity Management & Research Co.				4,128,578	4.0%
Nery Asset Management	For	For	NOBO account	4,052,799	4.0%
National Bank of Canada			NOBO account	3,741,941	3.7%
Bogle Investment Management				3,319,776	3.2%
Vanguard Group				2,631,245	2.6%
Deutsche Bank Investment Management				1,744,388	1.7%
SSGA - State Street Global Advisors				1,724,561	1.7%
Jayandra Patel & Lata Patel	For	For	NOBO account	1,060,000	1.0%
Potomac Capital Partners	For	For	NOBO account	939,934	0.9%
RMG - Risk Metrics Group (ISS)	N/A	N/A	Institutional Advisory Firm
Glass Lewis & Co.	N/A	N/A	Institutional Advisory Firm
Proxy Governance Inc.	For	For	Institutional Advisory Firm

TAG- A professional Corporate Governance Consulting and Proxy Solicitation firm

www.altmangroup.com